
HearMe.App
Not everyone needs therapy,
But we all need someone to talk to.


HearMe.App

Adam Lippin (He/Him) · 2nd

Providing emotional support services to universities, businesses, and people everywhere to help people cope with loneliness.

New York City Metropolitan Area ·

Contact info

hearme.app

State University of New York at Binghamton

500+ connections

2 mutual connections: Gaurav Maken and Jake Suggs

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Mental health is a pressing concern for college students, hindering their academic performance and personal growth journeys. The COVID-19 pandemic and its drastic change to students' day-to-day lives has made this crisis even more urgent.

Nearly **80%** of college-aged students experience loneliness.

Over **70%** of students report increased stress and anxiety due to the pandemic.

Although US higher education institutions offer formal mental health support, many are too overextended and financially strapped to provide support to students in crisis, and stigma still prevents many from seeking help. As a result, university services are failing to reach students when they are at their most vulnerable.

To help students thrive, universities must strengthen social support networks. **HearMe** is the leading peer support solution already being used by tens of thousands around the world that can help your students as soon as they need support by connecting them with people who want to listen.

"I used to say that as director of counseling and student health that health takes up 25% of my time and counseling took up about 75% of my time. Now student health takes up about 110% of my time."

Peer-to-peer support is a critical component of student wellness and resiliency, and digital peer networks can put this proven method in reach for all students. HearMe for Students can create and/or improve existing peer support offerings through an anonymous, easy-to-use platform that can relieve pressure on your student services, improve retention, and provide immediate support—all at an affordable price.


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HearMe for Students

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Not everyone needs therapy, but \
need someone to talk to. Downloa

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thank you!

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Experience

Founder/CEO

hearme.app

Jun 2018 – Present · 3 yrs 2 mos

HearMe instantaneously connects you to text with a listener who can understand and share in their unique lived experiences, such as dealing with loss or grappling with gender identity. Listeners offer unconditional, positive regard to help HearMe users feel supported and encouraged.

We are beginning to expand HearMe to businesses and universities, with two studies underway at University of



Why I started HearMe.

CEO and Co-Founder
Cuddlist Professional Cuddle Therapy
2015 – Present · 6 yrs
We are the leader in the emerging field of Trust Based Touch in the Health Care/Wellness field.

Cuddlist has been featured in Forbes, NY Times, F(...see more


"We are sex obsessed

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Founder/CEO Atomic Wings Franchisor Inc.
Atomic Wings
Jan 2004 – 2017 · 13 yrs

Founder/CEO
Successful exit in 2017


www.AtomicWings.com

Atomic Wings - Adam Lippin on One-on-On...

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Education

State University of New York at Binghamton

Skills & endorsements

Social Media · 10

Endorsed by **3 of Adam's colleagues at HearMe**

Marketing Strategy · 7

Martin Azambuya and 6 connections have given endorsements for this skill

Social Media Marketing · 6

Jesse Catlin and 5 connections have given endorsements for this skill

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